December 28, 2011

Ms. Kathy Churko
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Persimmon Growth Partners Fund, L.P. Form N-CSR for the Fiscal Year Ended March 31, 2011

Dear Ms. Churko:

This letter is in response to your requests concerning the response letter filed by Persimmon Capital Management, LP. (“PCM”) via EDGAR on December 8, 2011 addressing your comments on Form N-CSR for Persimmon Growth Partners Fund, L.P. (the “Fund”) for the fiscal year ended March 31, 2011.  Your request is followed by PCM’s  response.

1.
Please advise as to whether PCM will undertake to discontinue the Management fee waiver with respect to any General Partner in the Fund, as well as with respect to employees of the General Partner and PCM. State the amount of Management fees that have been waived since the Fund’s inception.

Response: PCM will discontinue the Management fee waiver so that neither the Fund’s General Partner, employees of the General Partner or of PCM, nor any member of the Fund’s Board of Directors, will receive a waiver of the Fund’s Management fee, unless such Management fee waiver is applicable to all Fund shareholders.

Total Management fees waived since the Fund’s inception on September 1, 2010 is $20,400.31

The Fund hereby undertakes to remove disclosures concerning the Management fee waiver in future Form N-CSR filings.

Please note that in responding to the above-referenced comments:

s	PCM is responsible for the adequacy and accuracy of the disclosure in the filings;
s	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

s	PCM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

/s/ Greg Horn
Greg Horn
President
Persimmon Capital Management, LP